October 12, 2016

VIA EDGAR

J. Nolan McWilliams

Division of Corporate Finance

Office of Transportation and Leisure

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tesla Motors, Inc. Registration Statement on Form S-4 Filed August 31, 2016 File No. 333-213390

Dear Mr. McWilliams,

Reference is made to the Registration Statement on Form S-4 (File No. 333-213390) (the “Registration Statement”) filed by Tesla Motors, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”) on August 31, 2016, as amended on September 19, 2016 (twice), on September 29, 2016, on October 7, 2016 and October 11, 2016.

The Company hereby requests the Registration Statement be made effective at 9:00 a.m. New York City time on October 12, 2016, or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the U.S. Securities Exchange Act of 1933, as amended.

If the Staff has any questions or comments concerning this letter, or if you require any additional information, please feel free to contact David C. Karp at (212) 403-1327 or by email at DCKarp@wlrk.com or Ronald C. Chen at (212) 403-1117 or by email at RCChen@wlrk.com.

Sincerely,

/s/ Jason Wheeler
Jason Wheeler
Chief Financial Officer (Principal Financial Officer, Principal Accounting Officer and Duly Authorized Officer)

Tesla Motors, Inc. 3500 Deer Creek Road, Palo Alto, CA 94304 p +852 3974 0288 f +852 3974 0287

cc:	Tesla Motors, Inc.

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